UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement

19 January 2009

PEARSON TRADING UPDATE

Pearson is today providing its regular January trading update ahead of announcing its preliminary results for 2008 on 2 March 2009.

We will report good growth and continued progress on our financial goals for 2008, despite the worsening macroeconomic environment. Trading conditions were more difficult in some of our markets in the fourth quarter, but all of our businesses achieved or exceeded our guidance for 2008. We also benefited from the strength of the US dollar against sterling* and a lower tax rate.

As a result, we now expect to report headline earnings growth of around 20% for 2008 (against adjusted EPS of 46.7p in 2007), ahead of the consensus of market expectations (approximately 51p, according to Reuters and Bloomberg).

Marjorie Scardino, chief executive, said: "We are naturally cautious about the economic environment, but we take confidence from our performance in 2008. It provides evidence that our strategy for long-term, sustainable growth is working. Some of our markets will be tough this year and we are managing the company accordingly. But that strategy, our record of investment and our resilience will enable us to take full advantage of the opportunities this environment gives us to build our business and gain share."

Our education business finished the year ahead of our expectations, with good growth in our testing businesses and particular strength in US Higher Education and International Education. These have more than offset some weakness in the US School publishing market caused by pressure on state budgets. Penguin also performed well, in line with our expectations, in a slower holiday trading season for the overall books market. FT Publishing has produced good sales and profit growth despite the slowdown in the advertising market in the fourth quarter, and Interactive Data will report its Q4 performance and full-year results on 19 February 2009.

We expect our effective tax rate to be around the low end of our previous guidance of 27-29%.

Looking ahead to 2009, we are planning on the basis that the worldwide economic environment will be tough and that trading conditions will continue to be challenging in some of our markets. However, we expect the company to prove durable once again thanks to the strength and breadth of our education business, Penguin's consistent publishing performance and the FT Group's shift towards subscription and content revenues.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                                           + 44 (0)20 7010 2310

* Pearson generates approximately 60% of its sales in US dollars and each 5c move in the average £:$ exchange rate for the year as a whole increases or decreases our adjusted earnings by approximately 1p per share. The average £:$ exchange rate for 2008 was £1: $1.85, against £1: $2.00 for 2007, and the closing rate at the year end was £1: $1.44.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   19 January, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary